UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

GENERAL MILLS, INC.

(Name of Subject Company (Issuer))

GENERAL MILLS, INC.

(Name of Filing Person (Issuer))

Floating Rate Convertible Senior Notes Due April 11, 2037

(Title of Class of Securities)

370334 BC7 and 370334 BD5

(CUSIP Number of Class of Securities)

Copy to:
Roderick A. Palmore, Esq. Executive Vice President, General Counsel and Secretary General Mills, Inc. Number One General Mills Boulevard Minneapolis, Minnesota 55426 (763) 764-7600	Gary L. Tygesson, Esq. Dorsey & Whitney LLP 50 South Sixth Street Minneapolis, Minnesota 55402 (612) 340-2600

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of filing person)

CALCULATION OF FILING FEE

Transaction Valuation*: $1,150,280,792	Amount of Filing Fee**: $45,207

*

Calculated solely for purposes of determining the filing fee. This amount represents the maximum aggregate repurchase price payable in connection with a repurchase of the Floating Rate Convertible Senior Notes Due April 11, 2037 (the “Notes”) on April 11, 2008 (the “Repurchase Date”), pursuant to the applicable indenture, calculated as the sum of (a) $1,150,000,000, representing 100% of the principal amount of the Notes outstanding as of March 11, 2008, plus (b) $280,792, representing accrued and unpaid interest (calculated using the interest rate applicable to the Notes on March 12, 2008 pursuant to the applicable indenture) on the Notes from, and including, the Repurchase Date to, and including, April 13, 2008, the calendar day immediately preceding April 14, 2008, the day on which payment of the repurchase price for the Notes will be made.

**	The amount of the filing fee was calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and equals $39.30 for each $1,000,000 of the value of the transaction.

☒

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$45,207	Filing Party:	General Mills, Inc.
Form or Registration No.:	005-34820	Date Filed:	March 12, 2008

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which this statement relates:

☐	third-party tender offer subject to Rule 14d-1.	☐	going-private transaction subject to Rule 13e-3.

☒	issuer tender offer subject to Rule 13e-4.	☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

INTRODUCTORY STATEMENT

This Amendment No. 1 relates to the Tender Offer Statement on Schedule TO (the “Schedule TO”) originally filed by General Mills, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on March 12, 2008, with respect to the right of each holder of the Company’s Floating Rate Convertible Senior Notes Due April 11, 2037 (the “Notes”) to sell and the obligation of the Company to repurchase the Notes, upon the terms and subject to the conditions set forth in the Indenture, dated as of April 11, 2007, between the Company and The Bank of New York Trust Company, N.A., a national banking association, as trustee, the Notes, the Company Repurchase Notice, dated March 12, 2008, and the related notice materials filed as exhibits to the Schedule TO (collectively, the “Put Option”).

This Amendment No. 1 is being filed by the Company to amend and supplement certain provisions of the Schedule TO to the extent set forth herein.

The Schedule TO, as amended and supplemented by this Amendment No. 1, is intended to satisfy the disclosure requirements of Rule 13e-4(c)(2) and (4) under the Securities Exchange Act of 1934, as amended.

Item 4. Terms of the Transaction.

Item 4 of the Schedule TO is amended and supplemented by adding the following language:

The Put Option expired at 5:00 p.m., New York City time, on Friday, April 11, 2008 (the “Repurchase Date”). Notes in an aggregate principal amount of $1,140,480,000 were validly surrendered for repurchase, and the Company has repurchased all such Notes. The repurchase price of the Notes was equal to 100% of the principal amount, plus accrued interest from, and including, the Repurchase Date to, and including, April 13, 2008. Accordingly, the aggregate repurchase price for all of the Notes validly surrendered for repurchase was $1,140,732,509.88. This leaves an aggregate principal amount of $9,520,000 of Notes outstanding. The Company used cash from operations and the proceeds from the issuance of commercial paper to fund the repurchase price of the Notes. As of April 11, 2008, the Company had outstanding $2,238 million of commercial paper with a weighted average remaining at maturity of approximately 30 days and a weighted average interest rate of approximately 3.77%.

Item 12. Exhibits.

(a)(1)(A)*	Company Repurchase Notice to Holders of Floating Rate Convertible Senior Notes Due April 11, 2037, dated March 12, 2008.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 11, 2007, between the Company and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(d)(2)

Registration Rights Agreement, dated as of April 11, 2007, between the Company and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(g)	Not applicable.

(h)	Not applicable.

_____________________

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GENERAL MILLS, INC.
By:	/s/ Donal L. Mulligan
	Name: Title:	Donal L. Mulligan Executive Vice President, Chief Financial Officer

Dated: April 14, 2008

EXHIBIT INDEX

(a)(1)(A)*	Company Repurchase Notice to Holders of Floating Rate Convertible Senior Notes Due April 11, 2037, dated March 12, 2008.

(a)(1)(B)*	Form of Repurchase Notice.

(a)(1)(C)*	Form of Notice of Withdrawal.

(a)(1)(D)*	Form of Substitute Form W-9 and Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(b)	Not applicable.

(d)(1)

Indenture, dated as of April 11, 2007, between the Company and The Bank of New York Trust Company, N.A., as Trustee (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(d)(2)

Registration Rights Agreement, dated as of April 11, 2007, between the Company and Morgan Stanley & Co. Incorporated (incorporated by reference to Exhibit 4.2 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on April 11, 2007).

(g)	Not applicable.

(h)	Not applicable.

_____________________

*	Previously filed.